Room 4561

July 12, 2006

T.V. Mohandas Pai
Chief Financial Officer
Infosys Technologies Limited
Electronics City
Hosur Road, Bangalore
Karnataka, India 560 100

Re: Infosys Technologies Limited
        Form 20-F for the fiscal year ended March 31, 2006
        Filed April 28, 2006
        File No. 000-25383

Dear Mr. Pai:

        We have completed our review of your Form 20-F and the related filings, and do not, at this time, have any further comments.

                                        Sincerely,

                                        Stephen Krikorian
                                        Accounting Branch Chief